SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                    FORM 11-K
                                  ANNUAL REPORT

                        PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934


(Mark One)

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES  EXCHANGE
      ACT OF 1934 For the fiscal year ended December 31, 1997.

[   ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT
      OF 1934.For the transition period from _____________ to _______________.

Commission file number 1-1363
                       ------

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                         ENVIROSOURCE, INC. SAVINGS PLAN

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                        EnviroSource, Inc.
                        1155 Business Center Drive
                        Horsham, Pennsylvania 19044-3454



















































































                              Financial Statements
                           and Supplemental Schedules

                               EnviroSource, Inc.
                                  Savings Plan

                     Years ended December 31, 1997 and 1996
                       with Report of Independent Auditors

                         EnviroSource, Inc. Savings Plan

                              Financial Statements
                           and Supplemental Schedules

                     Years ended December 31, 1997 and 1996






                                    CONTENTS

Report of Independent Auditors.................................................1

Audited Financial Statements

Statement of Assets Available for Benefits,
    With Fund Information as of December 31, 1997..............................2
Statement of Assets Available for Benefits,
    With Fund Information as of December 31, 1996..............................3
Statement of Changes in Assets Available for Benefits,
    With Fund Information - Year ended December 31, 1997.......................4
Statement of Changes in Assets Available for Benefits,
    With Fund Information - Year ended December 31, 1996.......................5
Notes to Financial Statements..................................................6

Supplemental Schedules

Schedule of Assets Held for Investment Purposes...............................10
Schedule of Reportable Transactions...........................................11

                         Report of Independent Auditors

The Savings Plan Administrative Committee
EnviroSource, Inc.

We have audited the accompanying statements of assets available for benefits of the EnviroSource, Inc. Savings Plan as of December 31, 1997 and 1996, and the related statements of changes in assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the assets available for benefits of the Plan at December 31, 1997 and 1996, and the changes in its assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1997, and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The Fund Information in the statements of assets available for benefits and the statements of changes in assets available for benefits is presented for purposes of additional analysis rather than to present the assets available for benefits and changes in assets available for benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

                                                 /s/Ernst & Young LLP

May 29, 1998





                         EnviroSource, Inc. Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1997



                                               VANGUARD                                   ENVIROSOURCE,
                                 VANGUARD     BOND INDEX     VANGUARD      VANGUARD           INC.
                               MONEY MARKET   TOTAL BOND     WELLESLEY      WINDSOR       COMMON STOCK    PARTICIPANT
                                PRIME FUND    MARKET FUND   INCOME FUND      FUND             FUND           LOANS      TOTAL
                               -----------------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value     $  3,280,356   $   684,101   $  2,471,076   $ 11,946,457    $  2,010,876   $   785,936   $ 21,178,802
Cash and cash equivalents             8,587             -          4,930          4,361               -             -         17,878
                               -----------------------------------------------------------------------------------------------------
Total investments                 3,288,943       684,101      2,476,006     11,950,818       2,010,876       785,936     21,196,680

Accrued income receivable                 -         3,390        184,484              -               -             -        187,874
                               -----------------------------------------------------------------------------------------------------
Assets available for benefits  $  3,288,943   $   687,491   $  2,660,490   $ 11,950,818    $  2,010,876   $   785,936   $ 21,384,554
                               =====================================================================================================


See accompanying notes.
-----------------------


                         EnviroSource, Inc. Savings Plan

        Statement of Assets Available for Benefits, With Fund Information

                                December 31, 1996



                                               VANGUARD                                   ENVIROSOURCE,
                                 VANGUARD     BOND INDEX     VANGUARD      VANGUARD           INC.
                               MONEY MARKET   TOTAL BOND     WELLESLEY      WINDSOR       COMMON STOCK    PARTICIPANT
                                PRIME FUND    MARKET FUND   INCOME FUND      FUND             FUND           LOANS      TOTAL
                               -----------------------------------------------------------------------------------------------------

ASSETS
Investments, at fair value     $  3,936,479   $   517,028   $  2,521,673   $  9,624,238    $  1,616,835   $   753,849   $ 18,970,102
Cash and cash equivalents            30,097         2,480         12,818         24,174          36,830             -        106,399

Receivables:
    Participants' contributions       1,395           647          2,692          6,868           3,938             -         15,540
    Employer contributions              597           244          1,038          2,672           3,230             -          7,781
    Accrued income                        -             -        101,635              -               -             -        101,635
                               -----------------------------------------------------------------------------------------------------
Total receivables                     1,992           891        105,365          9,540           7,168             -        124,956
                               -----------------------------------------------------------------------------------------------------
Assets available for benefits  $  3,968,568   $   520,399   $  2,639,856   $  9,657,952    $  1,660,833   $   753,849   $ 19,201,457
                               =====================================================================================================


See accompanying notes.
-----------------------



                         EnviroSource, Inc. Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1997

                                               VANGUARD                                   ENVIROSOURCE,
                                 VANGUARD     BOND INDEX     VANGUARD      VANGUARD           INC.
                               MONEY MARKET   TOTAL BOND     WELLESLEY      WINDSOR       COMMON STOCK    PARTICIPANT
                                PRIME FUND    MARKET FUND   INCOME FUND      FUND             FUND           LOANS      TOTAL
                               -----------------------------------------------------------------------------------------------------

Additions:
   Contributions:
     Participants              $   212,058    $    44,436   $   196,000    $   513,254     $   208,147    $          -  $ 1,173,895
     Employer                       78,435         16,436        72,495        189,840         173,618               -      530,824
                               -----------------------------------------------------------------------------------------------------
   Total contributions             290,493         60,872       268,495        703,094         381,765               -    1,704,719

   Investment income:
     Interest                            -              -             -              -               -          77,625       77,625
     Dividends                     188,863         38,622       301,679      1,887,539               -               -    2,416,703
     Net appreciation in fair
       value of investments              -         13,803       144,342        190,306         322,057               -      670,508
                               -----------------------------------------------------------------------------------------------------
   Total investment income         188,863         52,425       446,021      2,077,845         322,057          77,625    3,164,836

   Transfer of participants'
     assets from other plans         1,189            249         1,099          2,878             155               -        5,570
                               -----------------------------------------------------------------------------------------------------
Total additions                    480,545        113,546       715,615      2,783,817         703,977          77,625    4,875,125

Participant withdrawals           (699,001)       (66,900)     (414,062)    (1,084,530)       (288,633)       (138,902)  (2,692,028)
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase prior
  to interfund transfers          (218,456)        46,646       301,553      1,699,287         415,344         (61,277)   2,183,097
Interfund transfers, net          (461,169)       120,446      (280,919)       593,579         (65,301)         93,364            -
                               -----------------------------------------------------------------------------------------------------
Net (decrease) increase in assets
  available for benefits          (679,625)       167,092        20,634      2,292,866         350,043          32,087    2,183,097
Assets available for benefits
  at beginning of year           3,968,568        520,399     2,639,856      9,657,952       1,660,833         753,849   19,201,457
                               -----------------------------------------------------------------------------------------------------

Assets available for
  benefits at end of year      $ 3,288,943    $   687,491   $ 2,660,490    $11,950,818     $ 2,010,876    $    785,936  $21,384,554
                               =====================================================================================================

See accompanying notes.
-----------------------


                         EnviroSource, Inc. Savings Plan

  Statement of Changes in Assets Available for Benefits, With Fund Information

                          Year ended December 31, 1996

                                               VANGUARD                                   ENVIROSOURCE,
                                 VANGUARD     BOND INDEX     VANGUARD      VANGUARD           INC.
                               MONEY MARKET   TOTAL BOND     WELLESLEY      WINDSOR       COMMON STOCK    PARTICIPANT
                                PRIME FUND    MARKET FUND   INCOME FUND      FUND             FUND           LOANS      TOTAL
                               -----------------------------------------------------------------------------------------------------

Additions:
   Contributions:
     Participants              $   254,999    $    57,903   $   236,915    $   544,855     $   300,448    $          -  $ 1,395,120
     Employer                      105,952         22,316        89,060        202,991         250,129               -      670,448
                               -----------------------------------------------------------------------------------------------------
   Total contributions             360,951         80,219       325,975        747,846         550,577               -    2,065,568

   Investment income (loss):
     Interest                            -              -             -              -               -          60,177       60,177
     Dividends                     202,202         29,945       150,111        920,967               -               -    1,303,225
     Net (depreciation)
       appreciation in fair
       value of investments              -        (16,167)       75,567      1,066,248        (191,312)              -      934,336
                               -----------------------------------------------------------------------------------------------------
   Total investment
     income (loss)                 202,202         13,778       225,678      1,987,215        (191,312)         60,177    2,297,738

   Transfer of participants'
     assets from other plans             -         19,995           933         61,672           2,709               -       85,309
                               -----------------------------------------------------------------------------------------------------
Total additions                    563,153        113,992       552,586      2,796,733         361,974          60,177    4,448,615

Participant withdrawals           (464,735)      (157,912)     (421,655)      (572,027)       (213,354)        (35,744)  (1,865,427)
                               -----------------------------------------------------------------------------------------------------
Net increase (decrease) prior
  to interfund transfers            98,418        (43,920)      130,931      2,224,706         148,620          24,433    2,583,188
Interfund transfers, net            97,550         21,269       146,526          8,905        (289,444)         15,194            -
                               -----------------------------------------------------------------------------------------------------
Net increase (decrease) in assets
  available for benefits           195,968        (22,651)      277,457      2,233,611        (140,824)         39,627    2,583,188
Assets available for benefits
  at beginning of year           3,772,600        543,050     2,362,399      7,424,341       1,801,657         714,222   16,618,269
                               -----------------------------------------------------------------------------------------------------

Assets available for
  benefits at end of year      $   3,968,568  $   520,399   $ 2,639,856    $ 9,657,952     $ 1,660,833    $    753,849  $19,201,457
                               =====================================================================================================

See accompanying notes.
-----------------------

                         EnviroSource, Inc. Savings Plan

                          Notes to Financial Statements

                                December 31, 1997



1. DESCRIPTION OF THE PLAN

The following is a general description of the EnviroSource, Inc. Savings Plan (the Plan). Participants should refer to the Plan document for a more complete description of its provisions.

GENERAL

The Plan is a defined contribution plan available to all salaried and certain nonunion hourly employees of EnviroSource, Inc. (the Company) who have completed one year of service, as defined by the Plan document. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

CONTRIBUTIONS

Participants may make tax-deferred contributions ranging from 2% to 6% of their base salaries, with the employer contributing a matching amount equal to 50% (100% if the contributions are invested in the EnviroSource, Inc. Common Stock
Fund) of such contributions subject to certain limitations. Participants may make additional tax-deferred contributions ranging from 1% to 6% of their base salaries without further contributions by the employer up to the annual limit prescribed by the Internal Revenue Code. Participants may also make additional contributions to the Plan, subject to certain limitations, which are not tax deferred.

VESTING

Participants have a nonforfeitable interest in 100% of their contributions. Generally, participants become 20% vested in the matching contributions made by the employer for each year of qualifying service. In addition, participants become 100% vested upon reaching age 65, death or disability, termination of the Plan, or discontinuance of matching contributions by the employer. Forfeitures of matching account balances, by participants not fully vested at their termination, are used to fund benefits required to be restored for formerly terminated participants and the excess, if any, is used to reduce the employer's obligation to make matching contributions.

                         EnviroSource, Inc. Savings Plan

1. DESCRIPTION OF THE PLAN (CONTINUED)

PAYMENT OF BENEFITS

Upon termination of employment, participants receive lump-sum distributions unless they elect to receive annual benefits over a ten-year period.
Participants with account balances less than $3,500 receive lump-sum distributions only.

PARTICIPANT LOANS

A qualified participant may request a loan once in any 12-month period, subject to the approval of the Plan's Administrative Committee. The total amount of loans outstanding at any time for a participant may not exceed the lesser of 50% of the vested balance in the participant's account or $50,000. The loans are payable over a period of up to five years and bear interest at market rates prevailing when the loans are made.

INVESTMENT OPTIONS

Participants may direct employer and employee contributions into any of four Vanguard mutual funds or into the EnviroSource, Inc. Common Stock Fund.

ADMINISTRATIVE EXPENSES

Administrative expenses incurred by the Plan are paid by the Company.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

INVESTMENT VALUATION

Investments in mutual funds are stated at the quoted net asset values of the respective funds. Investments in EnviroSource, Inc. common stock are stated at the quoted market price of the stock.

                         EnviroSource, Inc. Savings Plan

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3. INVESTMENTS

Plan investments are held by a bank administered trust fund. The following reflects the fair value of investments at December 31, 1997 and 1996.

                                          1997                     1996
                                   ---------------------   ---------------------
                                   Shares     Fair Value   Shares     Fair Value
                                   ---------------------   ---------------------

Investments

Vanguard Money Market Prime Fund*  3,280,356  $3,280,356   3,936,479  $3,936,479
Vanguard Bond Index Total Bond
   Market Fund                        67,800     684,101      52,544     517,028
Vanguard Wellesley Income Fund*      113,041   2,471,076     122,949   2,521,673
Vanguard Windsor Fund*               703,560  11,946,457     580,123   9,624,238
                                             -----------             -----------
Total mutual funds                            18,381,990              16,599,418

EnviroSource Inc., Common Stock
   Fund*                             670,292   2,010,876     601,501   1,616,835
Participant loans                                785,936                 753,849
Short Term Money Market Fund          17,878      17,878           -           -
                                             -----------             -----------
Total investments                            $21,196,680             $18,970,102
                                             ===========             ===========

*Represents 5% or more of plan assets available for benefits.

                         EnviroSource, Inc. Savings Plan

                    Notes to Financial Statements (continued)



4. PLAN TERMINATION

Although the Company has not expressed any intent to terminate the Plan, it may do so at any time. In the event the Plan is terminated, participants become fully vested in their accounts and such amounts will be distributed to them as described in the Plan.

5. INCOME TAX STATUS

The Internal Revenue Service has ruled that the Plan qualifies under Section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax law. Accordingly, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan's Administrative Committee is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

6. SUBSEQUENT EVENT

Effective May 11, 1998, participants may direct employee and employer contributions into any of nine Vanguard mutual funds (the four Vanguard mutual funds available prior to that date and five additional Vanguard mutual funds) or into the EnviroSource, Inc. Common Stock Fund.

                             Supplemental Schedules

                         EnviroSource, Inc. Savings Plan

                 Schedule of Assets Held for Investment Purposes

                                December 31, 1997


                              Description of
    Identity of Issue           Investment          Cost              Fair Value
--------------------------------------------------------------------------------

Vanguard Money Market
  Prime Fund                3,280,356 shares     $  3,280,356       $  3,280,356

Vanguard Bond Index Total
  Bond Market Fund             67,800 shares          666,349            684,101

Vanguard Wellesley Income
  Fund                        113,041 shares        2,199,260          2,471,076

Vanguard Windsor Fund         703,560 shares       10,718,622         11,946,457

EnviroSource, Inc.*
  Common Stock Fund           670,292 shares        1,942,231          2,010,876

Participant loans           Interest rates
                             ranging from
                              8 % to 12 %                   -            785,936

Short Term Money
  Market Fund                  17,878 shares           17,878             17,878
                                                 -------------------------------
                                                 $ 18,824,696       $ 21,196,680
                                                 ===============================


*Indicates party-in-interest to the Plan.

                         EnviroSource, Inc. Savings Plan

                       Schedule of Reportable Transactions

                          Year ended December 31, 1997


                          Purchase       Selling                       Net Gain
Description of Assets     Price (A)      Price (A)         Cost          (Loss)
--------------------------------------------------------------------------------

Category (i)--Single transaction in excess of 5% of plan assets
---------------------------------------------------------------

Vanguard Windsor Fund    $  1,193,258  $          -  $  1,193,258   $         -

Category (iii)--Series of transactions in excess of 5% of plan assets
---------------------------------------------------------------------

Vanguard Money Market
  Prime Fund
    63 Purchases              731,933             -       731,933             -
    71 Sales                        -     1,388,056     1,388,056             -

Vanguard Wellesley
  Income Fund
    53 Purchases              716,048             -       716,048             -
    80 Sales                        -       910,987       826,213        84,774

Vanguard Windsor Fund
    73 Purchases            3,839,508             -     3,839,508             -
    79 Sales                        -     1,707,595     1,325,219       382,376

EnviroSource, Inc.*
  Common Stock Fund
    70 Purchases              919,721             -       919,721             -
    73 Sales                        -       851,601     1,089,049      (237,448)

Short Term Money
  Market Fund
    254 Purchases           5,465,941             -     5,465,941             -
    191 Sales                       -     5,453,523     5,453,523             -

*Party-in-interest (not a "prohibited transaction").

(A) Purchase and selling prices are equal to current (fair value) on trade dates.

There were no Category (ii) or (iv) reportable transactions during the year ended December 31, 1997.

                                   SIGNATURES

     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated:    June 24, 1998

                                           ENVIROSOURCE, INC. SAVINGS PLAN


                                           By:  /s/James C. Hull
                                                ----------------
                                                James C. Hull
                                                Member of the EnviroSource, Inc.
                                                Savings Plan Administrative
                                                Committee

                                 EXHIBIT INDEX

Number                              Exhibit                           Page
------                              -------                           ----

23.1                     Consent of Independent Auditors            EX-23.1